                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                    Fireplace Manufacturers, Incorporated
--------------------------------------------------------------------------------
                               (Name of issuer)

                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                 318216-10-8
--------------------------------------------------------------------------------
                                (CUSIP number)

                           Desa International, Inc.
                                P.O. Box 9004
                            2701 Industrial Drive
                         Bowling Green, KY 42102-9004
                         Attn: Ed Patrick, Treasurer
--------------------------------------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                              November 14, 1995
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                              Page 1 of 22 Pages

                            SCHEDULE 13D



CUSIP No.  318216-10-8                                        Page 2 of 22 Pages

------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Desa International, Inc. 22-2940760
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------------------------------------------------------------------------------------------------------------

*      The reporting person expressly disclaims the existence of any group.


                              Page 2 of 22 Pages

                            SCHEDULE 13D



CUSIP No. 318216-10-8                                         Page 3 of 22 Pages

------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Desa Holdings Corporation 16-1251518
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------------------------------------------------------------------------------------------------------------
*    The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.


                              Page 3 of 22 Pages

                            SCHEDULE 13D



CUSIP No. 318216-10-8                                     Page 4 of 22 Pages

------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Hicks, Muse, Tate & Furst Equity Fund II, L.P.
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
------------------------------------------------------------------------------------------------------------
*    The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.


                              Page 4 of 22 Pages

                            SCHEDULE 13D



CUSIP No. 318216-10-8                                         Page 5 of 22 Pages

------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        HM2/GP Partners, L.P.
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
------------------------------------------------------------------------------------------------------------
*   The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

                              Page 5 of 22 Pages

                                 SCHEDULE 13D



CUSIP No. 318216-10-8                                         Page 6 of 22 Pages


------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Hicks, Muse GP Partners, L.P.
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
------------------------------------------------------------------------------------------------------------

*   The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

                              Page 6 of 22 Pages

                                 SCHEDULE 13D



CUSIP No. 318216-10-8                                         Page 7 of 22 Pages

------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Hicks, Muse Fund II Incorporated
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------------------------------------------------------------------------------------------------------------

*   The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

                              Page 7 of 22 Pages

                                 SCHEDULE 13D



CUSIP No. 318216-10-8                                        Page 8 of 22 Pages

------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mr. Thomas O. Hicks
------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                  (b) [ ]

------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]


------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------------------------------------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                             - 0 -
           NUMBER OF                ------------------------------------------------------------------------
            SHARES                  8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          200,300
            EACH                    ------------------------------------------------------------------------
          REPORTING                 9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             - 0 -
                                    ------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             200,300
------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200,300
------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------------------------------------------------

*  The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

                              Page 8 of 22 Pages

ITEM 1.  SECURITY AND ISSUER

         This Schedule relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Fireplace Manufacturers, Incorporated, a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2701 South Harbor Boulevard, Santa Ana, CA 92704.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Schedule are Desa Holdings Corporation, a Delaware corporation ("Desa Holdings"), Desa International, Inc., a Delaware corporation ("Desa International"), Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HMFII"), HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP"), Hicks, Muse GP Partners, L.P., a Texas limited partnership ("GP Partners"), Hicks, Muse Fund II Incorporated, a Texas corporation ("Hicks, Muse") and Thomas O. Hicks (hereinafter, the "Reporting Persons").

         Desa International is a wholly-owned subsidiary of Desa Holdings.
Desa Holdings is engaged primarily in holding all of the issued and outstanding shares of common stock of Desa International. Desa International is primarily engaged in the manufacture of consumer products. The business address of Desa Holdings and Desa International is 2701 Industrial Drive, P.O. Box 90004, Bowling Green, KY 47102-9004.

         The name, business address and present principal occupation of each director and executive officer of Desa Holdings and Desa International is set forth in Schedule I hereto and is hereby incorporated by reference.

         HMFII is a limited partnership of which the sole general partner is HM2/GP, a limited partnership of which the sole general partner is GP Partners, a limited partnership of which the sole general partner is Hicks Muse. Hicks Muse is a private investment firm based in Dallas, Texas and New York, New York that is primarily engaged in leveraged acquisitions, recapitalization and other principal investing activities. Thomas O. Hicks is the controlling stockholder and Chairman and Chief Executive Officer of Hicks Muse.

         The principal business address of each of HMFII, HM2/GP, GP Partners, Hicks Muse and Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         None of the Reporting Persons, nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of such persons, has, during the past five (5) years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.





                               Page 9 of 22 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The acquisition of the shares of Common Stock was financed through the working capital of Desa International.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock purchased by Desa International have been acquired for investment purposes. Desa International believes that the Common Stock represents an attractive investment opportunity at this time. Any of the Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending upon such person's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to such person, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Desa International or any other Reporting Person, if applicable, may decide to sell all or part of its investment in the Common Stock, although none has any current intention to do so.

         Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (g) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS OF SECURITIES OF ISSUER

         (a) As of the close of business on November 14, 1995, the Reporting Persons may be deemed to beneficially own in the aggregate 200,300 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock, based upon information contained in the most recently available filing of the Issuer.

         HMFII is the record holder of a majority of the outstanding shares of the common stock, $0.01 par value, of Desa Holdings. In addition, pursuant to a stockholders agreement among certain stockholders of Desa Holdings, HMFII effectively has the right to designate more than half of the total number of directors of Desa Holdings and Desa International. Therefore, HMFII may be deemed to control each of Desa Holdings and Desa International. HM2/GP is the sole general partner of HMFII, and therefore may be deemed to control HMFII and indirectly, through HMFII and Desa Holdings, control Desa International. GP Partners is the sole general partner of HM2/GP, and therefore may be deemed to control HM2/GP and indirectly, through HM2/GP, HMFII and Desa Holdings, control Desa International.

         Hicks Muse is the sole general partner of GP Partners, and therefore may be deemed to control GP Partners and indirectly, through GP Partners, HM2/GP, HMFII and Desa Holdings, control Desa International. Mr. Hicks is the controlling stockholder and Chairman and Chief Executive Officer of Hicks Muse.

         Based upon the foregoing relationships and stock ownership and pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, HMFII, HM2/GP,





                              Page 10 of 22 Pages

GP Partners, Hicks Muse and Mr. Hicks each may be deemed to have indirect shared voting and dispositive power with respect to 200,300 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock, owned of record by Desa International. The Reporting Persons each expressly disclaim the existence of any group; and HMFII, HM2/GP, GP Partners, Hicks Muse and Mr. Hicks each expressly disclaim beneficial ownership of any shares of Common Stock covered by this statement.

         (b) The responses of the Reporting Persons set forth above in items 7 through 11 of the cover pages of this Schedule 13D which relate to shares of Common Stock beneficially owned by the Reporting Persons are incorporated herein by reference.

         (c) The following transactions in the Common Stock were effected by Desa International during the past 60 days:


                                           No. of                   Price per
                   Date                     Shares                    Share
                 --------                  --------                 ---------
                 11/13/95                   10,000                    $0.37
                 11/14/95                   20,000                    $0.37

The above transactions were effected in over-the-counter transactions through a broker.

         To the knowledge of the Reporting Persons, and except as otherwise disclosed in this Schedule 13D, none of the executive officers or directors of the Reporting Persons is the beneficial owner of any shares of Common Stock, and no transaction in the Common Stock has been effected by such individual during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -- Joint Filing Agreement.





                              Page 11 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 22, 1995                          DESA HOLDINGS CORPORATION
-----------------
      Date

                                           By:/s/ Terry G. Scariot
                                              --------------------------------
                                                 Terry G. Scariot
                                                 Executive Vice President


November 22, 1995                          DESA INTERNATIONAL, INC.
-----------------
      Date

                                           By:/s/ Terry G. Scariot
                                              --------------------------------
                                                 Terry G. Scariot
                                                 Executive Vice President





                              Page 12 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 22, 1995                HICKS, MUSE, TATE & FURST EQUITY
-----------------                 FUND II, L.P.
      Date

                                 By: HM2/GP PARTNERS, L.P., its general partner

                                     By:    HICKS, MUSE GP PARTNERS, L.P., its
                                            general partner

                                            By:     HICKS, MUSE FUND II
                                                    INCORPORATED, its general
                                                    partner



                                                    By:/s/Thomas O. Hicks
                                                       -----------------------
                                                       Thomas O. Hicks
                                                       Chairman and Chief
                                                       Executive Officer





                              Page 13 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 22, 1995             HM2/GP PARTNERS, L.P.
-----------------
      Date
                              By:     HICKS, MUSE GP PARTNERS, L.P., its
                                      general partner

                                      By:  HICKS, MUSE FUND II INCORPORATED,
                                           its general partner



                                           By:/s/ Thomas O. Hicks
                                              --------------------------------
                                              Thomas O. Hicks
                                              Chairman and Chief Executive
                                              Officer





                              Page 14 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 22, 1995                  HICKS, MUSE GP PARTNERS, L.P.
-----------------
      Date
                                   By:     HICKS, MUSE FUND II INCORPORATED,
                                           its general partner



                                           By:/s/ Thomas O. Hicks
                                              --------------------------------
                                              Thomas O. Hicks
                                              Chairman and Chief Executive
                                              Officer





                              Page 15 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 22, 1995                          HICKS, MUSE FUND II INCORPORATED
-----------------
         Date


                                           By:/s/ Thomas O. Hicks
                                              --------------------------------
                                                  Thomas O. Hicks
                                                  Chairman and Chief Executive
                                                  Officer





                              Page 16 of 22 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 22, 1995                          /s/ Thomas O. Hicks
-----------------                          -----------------------------------
         Date                              Name: Thomas O. Hicks





                              Page 17 of 22 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS


         The following sets forth as to each of the executive officers and directors of the Reporting Persons: his name; his business address; and his present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.

1.  EXECUTIVE OFFICERS OF DESA HOLDINGS CORPORATION AND DESA INTERNATIONAL,
    INC.

         The following are the executive officers of Desa Holdings Corporation and Desa International, Inc. Each of the named persons serves in the office set forth opposite his name for both companies. The business address for each of the following persons is Desa International, Inc., P.O. Box 90004, 2701 Industrial Drive, Bowling Green, KY 42102-9004. Each of the following persons is a citizen of the United States of America.

                 Robert H. Elman -- Chairman, Chief Executive Officer Damon S. Vitale -- President, Chief Operating Officer Terry G. Scariot -- Executive Vice President, Secretary John M. Kelly -- Executive Vice President

2.  DIRECTORS OF DESA HOLDINGS CORPORATION AND DESA INTERNATIONAL, INC.

         The following are the directors of Desa Holdings Corporation and Desa International, Inc. Each of the named persons serves as a director of both companies. Each of the following persons is a citizen of the United States of America.

                 Robert H. Elman
                 Desa International, Inc.
                 P.O. Box 90004
                 2701 Industrial Drive
                 Bowling Green, KY  42102-9004

                          Principal Employment:
                          Desa Holdings Corporation and Desa International, Inc.





                              Page 18 of 22 Pages

                 Damon S. Vitale
                 Desa International, Inc.
                 P.O. Box 90004
                 2701 Industrial Drive
                 Bowling Green, KY  42102-9004

                          Principal Employment:
                          Desa Holdings Corporation and Desa International, Inc.

                 Jack D. Furst
                 Hicks, Muse, Tate & Furst Incorporated
                 200 Crescent Court
                 Suite 1600
                 Dallas, TX  75201

                          Principal Employment:
                          Hicks, Muse, Tate & Furst Incorporated

                 Charles W. Tate
                 Hicks, Muse, Tate & Furst Incorporated
                 1325 Avenue of the Americas
                 25th Floor
                 New York, NY  10019

                          Principal Employment:
                          Hicks, Muse, Tate & Furst Incorporated

                 Thomas O. Hicks
                 Hicks, Muse, Tate & Furst Incorporated
                 200 Crescent Court
                 Suite 1600
                 Dallas, TX  75201

                          Principal Employment:
                          Hicks, Muse, Tate & Furst Incorporated





                              Page 19 of 22 Pages

                                 EXHIBIT INDEX


                                  Name of Exhibit                                          Page Number
                                  ---------------                                          -----------
 1.       Joint Filing Agreement, dated as of November 22, 1995, among Desa                     21
          Holdings Corporation, Desa International, Inc., Hicks, Muse, Tate &
          Furst Equity Fund II, L.P., HM2/GP Partners, L.P., Hicks, Muse GP
          Partners, L.P., Hicks, Muse Fund II Incorporated and Thomas O. Hicks





                              Page 20 of 22 Pages

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


         The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securties Exchange Act of 1934.

Dated: November 22, 1995.


                                  DESA HOLDINGS CORPORATION


                                  By: /s/ Terry G. Scariot
                                     -----------------------------------------
                                      Terry G. Scariot
                                      Executive Vice President

                                  DESA INTERNATIONAL, INC.


                                  By: /s/ Terry G. Scariot
                                     -----------------------------------------
                                      Terry G. Scariot
                                      Executive Vice President



                                   /s/ Thomas O. Hicks
                                  --------------------------------------------
                                  Name: Thomas O. Hicks


                                  HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.

                                  By:      HM2/GP PARTNERS, L.P., its general
                                           partner

                                           By:     HICKS, MUSE GP PARTNERS,
                                                   L.P., its general partner

                                                   By:  HICKS, MUSE FUND II
                                                        INCORPORATED, its
                                                        general partner


                                                        By: /s/ Thomas O. Hicks
                                                            -------------------
                                                            Thomas O. Hicks
                                                            Chairman and Chief
                                                            Executive Officer





                              Page 21 of 22 Pages

                                  HM2/GP PARTNERS, L.P.

                                  By:      HICKS, MUSE GP PARTNERS, L.P., its
                                           general partner

                                           By:     HICKS, MUSE FUND II
                                                   INCORPORATED, its general
                                                   partner


                                                   By: /s/ Thomas O. Hicks
                                                      ------------------------
                                                       Thomas O. Hicks
                                                       Chairman and Chief
                                                       Executive Officer

                                  HICKS, MUSE GP PARTNERS, L.P.

                                  By:      HICKS, MUSE FUND II INCORPORATED,
                                           its general partner


                                           By: /s/ Thomas O. Hicks
                                              --------------------------------
                                               Thomas O. Hicks
                                               Chairman and Chief Executive
                                               Officer

                                  HICKS, MUSE FUND II INCORPORATED


                                  By: /s/ Thomas O. Hicks
                                     -----------------------------------------
                                      Thomas O. Hicks
                                      Chairman and Chief Executive Officer





                              Page 22 of 22 Pages